Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2018

Unaudited Financial Results

SHENZHEN, CHINA – September 6, 2018 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile big data solutions platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•	Revenues were RMB165.1 million (USp$25.0 million), an increase of 233.6% year-over-year.

•	Cost of revenues was RMB118.1 million (US$17.8 million), an increase of 192.8% year-over-year.

•	Gross profit was RMB47.0 million (US$7.1 million), an increase of 411.0% year-over-year.

•	Total operating expenses were RMB68.7 million (US$10.4 million), an increase of 68.6% year-over-year.

•	Net loss was RMB11.8 million (US$1.8 million) compared with net loss of RMB30.2 million for the same period of last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB11.1 million (US$1.7 million) compared with negative RMB27.5 million for the same period of last year.

Second Quarter 2018 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 888,000 as of June 30, 2018 from approximately 583,000 as of June 30, 2017.

•	Number of monthly active unique mobile devices increased to 971 million in June 2018 from 633 million in June 2017.

•	Cumulative SDK installations increased to 14.9 billion as of June 30, 2018 from 8.5 billion as of June 30, 2017.

•	Number of paying customers increased to 1,602 in the second quarter of 2018 from 1,165 in the second quarter of 2017.

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“This is our first earnings report as a public company following our listing on Nasdaq on July 26, 2018,” commented Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile. “I am pleased to report strong financial and operational results for our second quarter 2018. During the quarter, the number of mobile apps using our services grew from 583,000 as of June 2017 and 784,000 as of March 31, 2018 to approximately 888,000 as of June 2018.”

“The number of monthly active unique devices we covered increased from 633 million in June 2017 and 951 million in March 2018 to 971 million in June 2018. Cumulative SDK installations increased sequentially from 13.9 billion and 8.5 billion during the same period last year to 14.9 billion. The number of paying customers increased from 1,308 last quarter and 1,165 during the same period last year to 1,602.”

“As a result, our revenues grew to RMB165.1 million from RMB126.4 million last quarter and RMB49.5 million during the same period last year, an increase of 30.6% and 233.6%, respectively.”

“Developer services revenues increased by 69.4% year-over-year from RMB8.6 million to RMB14.5 million, primarily due to growth in the number of paying customers from 715 to 1,005.”

“We believe these solid results demonstrate the traction our comprehensive suite of services are generating in the market and our ability to leverage them to strengthen our leadership position.”

Mr. Fei Chen, President of Aurora Mobile, commented that “Within the data solutions revenue, targeted marketing revenues increased by 248.3% year-over-year from RMB37.8 million to RMB131.7 million. This was mainly due to an increase in both the number of customers and the average spending per paying customer. Revenues from customers from the financial services and media & entertainment sectors in particular generated strong growth. We are seeing customers increasing their spending on our products and services which I believe is strong evidence of our ability to provide a substantial and quantifiable return on their investment. We are also making solid progress in other verticals, such as eCommerce, as we continued to execute our strategy to generate growth from multiple industries.”

“Other vertical data solutions revenues increased by 509.7% year-over-year from RMB3.1 million to RMB18.9 million. This was mainly due to an increase in both the number of paying customers and average spending per paying customer. We saw strong growth across all three product lines, including financial risk management, market intelligence, and location-based intelligence (iZone), as we continue to expand our sales coverage and penetrate further into these industry verticals.”

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Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Strong topline growth during the quarter allowed us to generate a 411.0% year-over-year increase in gross profit. Total operating expenses, on the other hand, increased by 68.6%. This resulted in a smaller net loss of RMB 11.8 million in the second quarter of 2018 compared to net loss of RMB30.2 million in the same quarter last year which demonstrates the strong scalability of our business model”.

Second Quarter 2018 Financial Results

Revenues were RMB165.1 million (US$25.0 million), an increase of 233.6% from RMB49.5 million in the same quarter of last year, mainly due to an increase in the number of customers by 37.5% from 1,165 in the three months ended June 30, 2017 to 1,602 during the second quarter of 2018, and an increase in average spending per customer by 142.5% from RMB42,500 to RMB103,100 during the second quarter of 2018.

Cost of revenues was RMB118.1 million (US$17.8 million), an increase of 192.8% from RMB40.3 million in the second quarter of 2017. The increase was in line with revenue growth and was mainly due to the increases in the cost of media inventory by RMB72.8 million, bandwidth cost by RMB2.3 million, staff cost by RMB1.1 million and depreciation of servers by RMB0.7 million.

Gross profit was RMB47.0 million (US$7.1 million), an increase of 411.0% from RMB9.2 million year-over-year, mainly due to the significant revenue growth within the same period.

Total operating expenses were RMB68.7 million (US$10.4 million), an increase of 68.6% from RMB40.7 million in the same quarter of last year.

•

Research and development expenses were RMB31.6 million (US$4.8 million), an increase of 82.7% from RMB17.3 million in the same quarter of last year, mainly due to an increase in staff cost by RMB9.4 million, bandwidth cost and cloud cost by RMB2.7 million, and depreciation of servers by RMB1.3 million.

•

Sales and marketing expenses were RMB21.6 million (US$3.3 million), an increase of 47.5% from RMB14.7 million in the same quarter of last year, mainly due to an increase in the staff cost by RMB5.7 million, and marketing expense by RMB0.9 million.

•

General and administrative expenses were RMB15.4 million (US$2.3 million), an increase of 75.7% from RMB8.8 million in the same quarter of last year, mainly due to an increase in bad debt provision expense by RMB3.1 million, professional fees by RMB1.5 million and compensation and other personnel related expenses by RMB1.4 million.

Loss from operations was RMB21.7 million (US$3.3 million), compared with RMB31.6 million in the same quarter of last year.

Net Loss was RMB11.8 million (US$1.8 million), compared with RMB30.2 million in the same quarter of last year.

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Adjusted net loss (non-GAAP) was RMB17.1 million (US$2.6 million), compared with RMB27.7 million for the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB11.1 million (US$1.7 million) compared with negative RMB27.5 million for the same period of last year.

As of June 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB243.9 million (US$36.9 million), compared with RMB208.2 million as of December 31, 2017.

Business Outlook

For the third quarter of 2018, the Company expects total revenues to be between RMB180 million and RMB185 million, representing year-over-year growth of approximately 97.4% to 102.9%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company will host a conference call to discuss the earnings at 9:00 p.m. Eastern Time on Thursday, September 6, 2018 (9:00 a.m. Beijing time on Friday, September 7, 2018).

Dial-in numbers for the live conference call are as follows:

International:	+65-6713-5090
U.S.:	+1-845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	8399559

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, September 14, 2018.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
U.S. Toll Free:	1-855-452-5696
Passcode:	8399559

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measures to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

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About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile big data solutions platform in China, pioneered in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has served approximately 344 thousand mobile app developers and approximately 888 thousand mobile applications, accumulated data from nearly 15 billion installations of the Company’s software development kits (SDKs), with monthly unique active device base of nearly 1 billion, as of June 2018. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 29, 2018.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30,	March 31,	June 30,		June 30,	June 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	49,494	126,392	165,125	24,954	81,487	291,517	44,055

Cost of revenues	(40,335)	(91,802)	(118,102)	(17,848)	(66,015)	(209,904)	(31,721)

Gross profit	9,159	34,590	47,023	7,106	15,472	81,613	12,334

Operating expenses
Research and development	(17,298)	(24,413)	(31,611)	(4,777)	(30,921)	(56,024)	(8,467)
Sales and marketing	(14,660)	(17,431)	(21,629)	(3,269)	(25,021)	(39,060)	(5,903)
General and administrative	(8,784)	(13,587)	(15,433)	(2,332)	(15,708)	(29,020)	(4,387)

Total operating expenses	(40,742)	(55,431)	(68,673)	(10,378)	(71,650)	(124,104)	(18,757)

Loss from operations	(31,583)	(20,841)	(21,650)	(3,272)	(56,178)	(42,491)	(6,423)

Foreign exchange (loss) gain, net	(378)	(1,419)	424	64	(613)	(995)	(150)
Interest income	46	59	80	12	151	139	21
Interest expense	(18)	(60)	(1,901)	(287)	(20)	(1,961)	(296)
Other income	18	118	1,919	290	454	2,037	308
Change in fair value of derivative liability	—	—	9,294	1,405	—	9,294	1,405

Loss before income taxes	(31,915)	(22,143)	(11,834)	(1,788)	(56,206)	(33,977)	(5,135)

Income tax benefit	1,669	5	—	—	3,960	5	1

Net loss	(30,246)	(22,138)	(11,834)	(1,788)	(52,246)	(33,972)	(5,134)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,		June 30,	June 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(30,246)	(22,138)	(11,834)	(1,788)	(52,246)	(33,972)	(5,134)

Accretion of contingently redeemable convertible preferred shares	(11,711)	(10,877)	(10,279)	(1,553)	(13,486)	(21,156)	(3,197)

Net loss attributable to common shareholders	(41,957)	(33,015)	(22,113)	(3,341)	(65,732)	(55,128)	(8,331)

Net loss per share:
Basic	(0.98)	(0.77)	(0.52)	(0.08)	(1.54)	(1.29)	(0.19)
Diluted	(0.98)	(0.77)	(0.52)	(0.08)	(1.54)	(1.29)	(0.19)

Shares used in net loss per share computation:
Basic	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670
Diluted	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670

Other comprehensive loss
Foreign currency translation adjustments	(3,495)	(3,625)	(2,059)	(311)	(3,610)	(5,684)	(859)

Total other comprehensive loss, net of tax	(3,495)	(3,625)	(2,059)	(311)	(3,610)	(5,684)	(859)

Comprehensive loss	(33,741)	(25,763)	(13,893)	(2,099)	(55,856)	(39,656)	(5,993)

Comprehensive loss attributable to Aurora Mobile Limited	(33,741)	(25,763)	(13,893)	(2,099)	(55,856)	(39,656)	(5,993)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2017	June 30, 2018
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	208,161	243,868	36,854
Restricted cash	115	115	17
Accounts receivable	49,594	110,981	16,772
Prepayments and other current assets	34,228	53,406	8,071
Amounts due from related parties	1,260	211	32

Total current assets	293,358	408,581	61,746

Non-current assets:
Other non-current assets	1,806	6,172	933
Long-term investments	10,980	20,992	3,172
Property and equipment, net	53,023	69,308	10,474
Intangible assets, net	283	230	35

Total non-current assets	66,092	96,702	14,614

Total assets	359,450	505,283	76,360

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	8,340	20,577	3,110
Deferred revenue and customer deposits	49,557	48,547	7,337
Accrued liabilities and other current liabilities	52,639	66,448	10,040
Amounts due to related parties	6,110	1,480	224

Total current liabilities	116,646	137,052	20,711

Non-current liabilities:
Other non-current liabilities	216	178	27
Deferred tax liabilities	5	—	—
Deferred revenue	330	410	62
Convertible notes	—	215,387	32,550

Total non-current liabilities	551	215,975	32,639

Total liabilities	117,197	353,027	53,350

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2017	June 30, 2018
	RMB	RMB	US$
Mezzanine equity	466,637	430,559	65,068

Shareholders’ (deficit) equity
Common shares	26	26	4
Additional paid-in capital	13,689	20,583	3,111
Accumulated deficit	(234,810)	(289,939)	(43,817)
Accumulated other comprehensive loss	(3,289)	(8,973)	(1,356)

Total shareholders’ (deficit) equity	(224,384)	(278,303)	(42,058)

Total liabilities, mezzanine equity and shareholders’ deficit	359,450	505,283	76,360

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30,	March 31,	June 30,		June 30,	June 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(30,246)	(22,138)	(11,834)	(1,788)	(52,246)	(33,972)	(5,134)
Add:
Share-based compensation	2,486	2,837	4,057	613	4,661	6,894	1,042
Change in fair value of derivative liability	—	—	(9,294)	(1,405)	—	(9,294)	(1,405)

Adjusted net loss	(27,760)	(19,301)	(17,071)	(2,580)	(47,585)	(36,372)	(5,497)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(30,246)	(22,138)	(11,834)	(1,788)	(52,246)	(33,972)	(5,134)
Add:
Interest expense	18	60	1,901	287	20	1,961	296
Depreciation of property and equipment	1,952	3,310	4,015	607	3,536	7,325	1,107
Amortization of intangible assets	—	27	27	4	—	54	8
Income tax benefit	(1,669)	(5)	—	—	(3,960)	(5)	(1)

EBITDA	(29,945)	(18,746)	(5,891)	(890)	(52,650)	(24,637)	(3,724)
Add:
Share-based compensation	2,486	2,837	4,057	613	4,661	6,894	1,042
Change in fair value of derivative liability	—	—	(9,294)	(1,405)	—	(9,294)	(1,405)

Adjusted EBITDA	(27,459)	(15,909)	(11,128)	(1,682)	(47,989)	(27,037)	(4,087)